UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 21, 2009

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Incorporation by Reference

The information contained in this Report on Form 6-K shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-157381), as such prospectus may be amended or supplemented from time to time.

Market Update

On August 21, 2009, Westpac Banking Corporation (“Westpac”) provided the market with an update of its performance for its third quarter ended June 30, 2009. The update coincided with the release of Westpac’s Pillar 3 Report for the June 2009 quarter.   In particular, it reported that:

•                  Group revenue for the quarter ended June 30, 2009 remained at approximately the levels recorded in the first two quarters of Westpac’s financial year.  Net interest income was higher compared to the March 2009 quarter with improved volumes and stable customer net interest margins.  This was partially offset by lower non-interest income, mainly from lower financial markets income.  Expenses remain under tight control, with continued investment in targeted strategic initiatives.

•                  Lending for the group increased 1.3% over the March 2009 quarter with particularly good growth in Australian mortgages, while lending in New Zealand, Institutional and business banking was slower, reflecting a desire by businesses to reduce gearing at this point in the cycle and the relatively weaker operating conditions in New Zealand.  Customer deposits for the quarter increased 2.3% enabling lending growth to be fully funded by customer deposits.

•                  Impairment charges for the June 2009 quarter were A$865 million, up from A$811 million in the March 2009 quarter, including A$230 million for the New Zealand operations. The increase primarily reflected the continued deterioration in the commercial sector and in New Zealand.

•                  Given these trends, and with expense growth well managed, net profit for the June 2009 quarter was broadly in line with net profit for the March 2009 quarter.

•                  The rapid deterioration in the economic environment in prior periods contributed to a large increase in stressed exposures during the June 2009 quarter. At June 30, 2009, stressed exposures increased to 2.8% of total committed exposures compared to 2.1% at March 31, 2009.

•                  Impaired assets increased A$794 million or 24% from the March 2009 quarter.  Approximately two thirds of the increase in impaired assets was attributable to Australian commercial lending and one third to the New Zealand operations, primarily two borrowers.

•                  There was a small increase in loans 90 days past due well secured.

•                  There was a large increase in watchlist and substandard loans, approximately half of which related to commercial property with the remainder broadly spread across industries.  Approximately 76% of the increase relates to facilities that are secured. The rise in watchlist facilities reflects extensive portfolio reviews and a desire to assist customers showing early signs of financial stress.

•                  Westpac’s Tier 1 capital ratio was 8.17% at 30 June 2009, which is above its target Tier 1 range of 6.75% to 7.75%. Provisioning coverage ratios improved for the June 2009 quarter with the ratio of total impairment provisions to impaired assets increasing to 52.6% from 48.4% at March 31, 2009, and the ratio of collectively assessed provisions to credit risk weighted assets increasing to 1.33% from 1.25% at March 31, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: August 21, 2009	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer